UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

WM Technology, Inc.

(Name of Issuer)

Class A common stock

(Title of Class of Securities)

92971A 109

(CUSIP Number)

JUSTIN HARTFIELD

DOUGLAS FRANCIS

GHOST MEDIA GROUP, LLC

WM FOUNDERS LEGACY I, LLC

WM FOUNDERS LEGACY II, LLC

GENCO INCENTIVES, LLC

ADDRESS:

49 DISCOVERY, SUITE 200

IRVINE, CA 92618

TELEPHONE: (844) 933-3627

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92971A 109	13D

1	NAMES OF REPORTING PERSONS Justin Hartfield
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 61,679 shares of Class A common stock 19,278,067 shares of Class V common stock
	8	SHARED VOTING POWER 10,040,150 shares of Class V common stock (2)
	9	SOLE DISPOSITIVE POWER 61,679 shares of Class A common stock 19,278,067 shares of Class V common stock
	10	SHARED DISPOSITIVE POWER 10,040,150 shares of Class V common stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,379,896 shares of Class A common stock and Class V common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

This Amendment (as defined below) is filed by Justin Hartfield (“Hartfield”), Douglas Francis (“Francis”), Ghost Media Group, LLC (“Ghost Media”), WM Founders Legacy I, LLC (“WMFL I”), WM Founders Legacy II, LLC (“WMFL II”) and Genco Incentives LLC (“Genco”) (Hartfield, Francis, Ghost Media, WMFL I, WMFL II and Genco are herein collectively referred to as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D (as defined below).

(2)

Includes 8,469,191 shares held directly by Ghost Media and 1,570,959 shares held directly by WMFL II. Ghost Media is controlled by Hartfield and Francis, and WMFL II is controlled by Hartfield. Accordingly, Hartfield may be deemed to be a beneficial owner of the shares held by Ghost Media and WMFL II.

(3)	This percentage set forth on the cover sheets is calculated based on a total of 150,538,096 shares of the Issuer’s Class A common stock and Class V common stock outstanding as of May 13, 2024.

CUSIP No. 92971A 109	13D

1	NAMES OF REPORTING PERSONS Douglas Francis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,792,347 shares of Class A common stock 12,431,818 shares of Class V common stock
	8	SHARED VOTING POWER 10,538,365 shares of Class V common stock (2)
	9	SOLE DISPOSITIVE POWER 4,792,347 shares of Class A common stock 12,431,818 shares of Class V common stock
	10	SHARED DISPOSITIVE POWER 10,538,365 shares of Class V common stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,762,529 shares of Class A common stock and Class V common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This Amendment is filed by the Reporting Persons.
(2)

Includes 8,469,191 shares held directly by Ghost Media, 1,468,555 shares held directly by WMFL I and 600,618 shares held directly by Genco. Ghost Media is controlled by Hartfield and Francis, and WMFL I and Genco are controlled by Francis. Accordingly, Francis may be deemed to be a beneficial owner of the shares held by Ghost Media, WMFL I and Genco.

(3)	This percentage set forth on the cover sheets is calculated based on a total of 150,538,096 shares of the Issuer’s Class A common stock and Class V common stock outstanding as of May 13, 2024.

CUSIP No. 92971A 109	13D

1	NAMES OF REPORTING PERSONS Ghost Media Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,469,191 shares of Class V common stock (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,469,191 shares of Class V common stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,469,191 shares of Class V common stock (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This Amendment is filed by the Reporting Persons.
(2)

These shares are held directly by Ghost Media. Ghost Media is controlled by Hartfield and Francis. Accordingly, Hartfield and Francis may be deemed to be beneficial owners of the shares held by Ghost Media.

(3)	This percentage set forth on the cover sheets is calculated based on a total of 150,538,096 shares of the Issuer’s Class A common stock and Class V common stock outstanding as of May 13, 2024.

CUSIP No. 92971A 109	13D

1	NAMES OF REPORTING PERSONS WM Founders Legacy I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,468,555 shares of Class V common stock (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,468,555 shares of Class V common stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,468,555 shares of Class V common stock (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This Amendment is filed by the Reporting Persons.
(2)	These shares are held directly by WMFL I. WMFL I is controlled by Francis. Accordingly, Francis may be deemed to be beneficial owner of the shares held by WMFL I.
(3)	This percentage set forth on the cover sheets is calculated based on a total of 150,538,096 shares of the Issuer’s Class A common stock and Class V common stock outstanding as of May 13, 2024.

CUSIP No. 92971A 109	13D

1	NAMES OF REPORTING PERSONS WM Founders Legacy II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,570,959 shares of Class V common stock (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,570,959 shares of Class V common stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,570,959 shares of Class V common stock (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This Amendment is filed by the Reporting Persons.
(2)	These shares are held directly by WMFL II. WMFL II is controlled by Hartfield. Accordingly, Hartfield may be deemed to be beneficial owner of the shares held by WMFL II.
(3)	This percentage set forth on the cover sheets is calculated based on a total of 150,538,096 shares of the Issuer’s Class A common stock and Class V common stock outstanding as of May 13, 2024.

CUSIP No. 92971A 109	13D

1	NAMES OF REPORTING PERSONS Genco Incentives, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 600,618 shares of Class V common stock (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 600,618 shares of Class V common stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,618 shares of Class V common stock (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This Amendment is filed by the Reporting Persons.
(2)	These shares are held directly by Genco. Genco is controlled by Francis. Accordingly, Francis may be deemed to be beneficial owner of the shares held by Genco.
(3)	This percentage set forth on the cover sheets is calculated based on a total of 150,538,096 shares of the Issuer’s Class A common stock and Class V common stock outstanding as of May 13, 2024.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D originally filed by the undersigned with the Securities and Exchange Commission on June 28, 2021 (the “Original Schedule 13D” and, as amended by this Amendment, this “Schedule 13D”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D are materially unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons originally acquired an aggregate of 48,559,969 shares of Class V common stock of the Issuer pursuant to the Agreement and Plan of Merger, dated as of December 10, 2020, by and among Silver Spike Acquisition Corp. (“Silver Spike”), Silver Spike Merger Sub LLC, a direct, wholly-owned subsidiary of Silver Spike (“Merger Sub”), WM Holding Company, LLC, a Delaware limited liability company (“WMH”), and Ghost Media, solely in its capacity as the initial holder representative, pursuant to which Merger Sub was merged with and into WMH, whereupon the separate existence of Merger Sub ceased and WMH became the surviving company and continued in existence as a subsidiary of Silver Spike, which subsequently changed its name to WM Technology, Inc. The consideration used to acquire beneficial ownership of such shares of Class V common stock of the Issuer consisted solely of securities of WMH. An aggregate of 4,740,760 of such shares of Class V common stock of the Issuer have since been exchanged on a one-for-one basis for shares of Class A common stock of the issuer pursuant to that certain Exchange Agreement, dated June 16, 2021, by and among the Issuer, WMH and the holders from time to time party thereto.

The 61,679 shares of Class A common stock of the Issuer beneficially owned by Hartfield were acquired by Hartfield upon the vesting of restricted stock units awarded to Hartfield under the Issuer’s 2021 Equity Incentive Plan.

61,680 of the shares of Class A common stock of the Issuer beneficially owned by Francis were acquired by Francis upon the vesting of restricted stock units awarded to Francis under the Issuer’s 2021 Equity Incentive Plan.

Item 4.	Purpose of Transaction

The Original Schedule 13D was filed to report that the Reporting Persons purchased the aforementioned securities for investment purposes with the aim of increasing the value of their investments in the Issuer. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions on such terms and at such times as each may decide. In addition, depending upon the factors referred to above and herein, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. The Reporting Persons may also engage from time to time, in ordinary course transactions with financial institutions with respect to the securities described herein.

The Reporting Persons have determined to consider and evaluate one or more potential transactions which may result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act, including, but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Class A common stock to become eligible for termination of registration under Section 12(g) of the Act.

As part of this consideration and evaluation, the Reporting Persons will be engaging in discussions on an ongoing basis with potential sources of debt and equity financing and with representatives of the Issuer. The Reporting Persons do not intend to amend this schedule in relation to such evaluation and discussions unless and until a formal proposal has been delivered to the Issuer or an agreement has been reached, except if facts and circumstances otherwise require the Reporting Persons to do so.

The Reporting Persons retain the right to change their investment intent at any time and there is no assurance the Reporting Persons will continue consideration or evaluation of any transactions or make a formal proposal or that any transaction so considered, evaluated or discussed will be pursued and, if pursued, will be consummated. Moreover, any actions described in this Item 4 that the Reporting Persons might undertake may be made at any time and from time to time and such determinations will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to, an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; availability and terms of financing; price levels of the Issuer’s securities; general market, industry and economic conditions; and other future developments affecting the Issuer.

Other than as described in this Item 4 above, the Reporting Persons do not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.	Interest in Securities of the Issuer

(a)(b) The following information with respect to the ownership of the Class A common stock and Class V common stock of the Issuer by the Reporting Persons filing this Schedule 13D is provided as of the date of this filing:

Reporting Persons (1)	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
Hartfield	19,339,746	19,339,746	10,040,150	19,339,746	10,040,150	29,379,896	19.5%
Francis	17,224,165	17,224,165	10,538,365	17,224,165	10,538,365	27,762,530	18.4%
Ghost Media	8,469,191	0	8,469,191	0	8,469,191	8,469,191	5.6%
WMFL I	1,468,555	0	1,468,555	0	1,468,555	1,468,555	0.9%
WMFL II	1,570,959	0	1,570,959	0	1,570,959	1,570,959	1.0%
Genco	600,618	0	600,618	0	600,618	600,618	0.4%

(1)

Represents the number of shares of Class A common stock and Class V common stock currently underlying all Securities held by the Reporting Persons. The shares are owned as follows: (i) 61,679 shares of Class A common stock and 19,278,067 shares of Class V common stock by Hartfield, (ii) 4,792,347 shares of Class A common stock and 12,431,818 shares of Class V common stock by Francis, (iii) 8,469,191 shares of Class V common stock by Ghost Media, (iv) 1,468,555 shares of Class V common stock by WMFL I, (v) 1,570,959 shares of Class V common stock by WMFL II and (vi) 600,618 shares of Class V common stock by Genco. Ghost Media is controlled by Hartfield and Francis, WMFL II is controlled by Hartfield and WMFL I and Genco are controlled by Francis. Accordingly, Hartfield and Francis may be deemed to be the beneficial owners of the shares held by Ghost Media, Hartfield may be deemed to be the beneficial owner of the shares held by WMFL II and Francis may be deemed to be the beneficial owner of the shares held by WMFL I and Genco.

(2)	This percentage set forth on the cover sheets is calculated based on a total of 150,538,096 shares of the Issuer’s Class A common stock and Class V common stock outstanding as of May 13, 2024.

(c)	The Reporting Persons have not effected any transactions in the Class A common stock or Class V common stock in the sixty (60) days preceding the date of this Schedule 13D.

(d)

Except as set forth in Item 6 hereof, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A common stock and Class V common stock reported herein.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information furnished in Item 3 is incorporated into this Item 6 by reference.

Item 7.	Material to Be Filed as Exhibits

A.	Agreement regarding filing of joint Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 31, 2024

/s/ Justin Hartfield
Justin Hartfield

/s/ Douglas Francis
Douglas Francis

Ghost Media, LLC

/s/ Douglas Francis
BY: Douglas Francis
ITS: Manager

WM Founders Legacy I, LLC

/s/ Douglas Francis
BY: Douglas Francis
ITS: Manager

WM Founders Legacy II, LLC

/s/ Justin Hartfield
By: Justin Hartfield
Its: Manager

Genco Incentives, LLC

/s/ Douglas Francis
BY: Douglas Francis
ITS: Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

A.	Agreement regarding filing of joint Schedule 13D

Exhibit A

JOINT FILING STATEMENT

I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the Class A common stock of WM Technology, Inc. is filed on behalf of each of the undersigned.

Date:	May 31, 2024

/s/ Justin Hartfield
Justin Hartfield

/s/ Douglas Francis
Douglas Francis

Ghost Media, LLC

/s/ Douglas Francis
BY: Douglas Francis
ITS: Manager

WM Founders Legacy I, LLC

/s/ Douglas Francis
BY: Douglas Francis
ITS: Manager

WM Founders Legacy II, LLC

/s/ Justin Hartfield
By: Justin Hartfield
Its: Manager

Genco Incentives, LLC

/s/ Douglas Francis
BY: Douglas Francis
ITS: Manager